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CI Financial Reports Record Financial Results for the First Quarter of 2021

•Quarterly adjusted EPS1 at record level of $0.73
•Q1 adjusted EBITDA per share1 of $1.14 and adjusted revenue1 of $603.2 million also reach record levels
•Repurchased 6.6 million shares in Q1 for $112.7 million
•Paid quarterly dividend of $0.18 a share, totalling $37.9 million
•Reduced debt by retiring $525 million in debentures due in 2021 and 2023 and repurchasing $44 million in bonds due in 2024
•Total assets at record $240.6 billion, up 55% year over year
•Reached agreements in Q1 to acquire three U.S. RIAs with a combined $39 billion in assets, more than doubling CI’s U.S. assets to $74 billion2
•Continued modernization of asset management with launch of bitcoin ETF, private equity fund

All financial amounts in Canadian dollars unless otherwise stated.

TORONTO (May 13, 2021) – CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today released financial results for the quarter ended March 31, 2021.

“Our record financial results speak to the tremendous progress we have made in executing on our strategic priorities over the past 15 months,” said Kurt MacAlpine, CI Chief Executive Officer. “CI has been fundamentally transformed into a much larger, more global firm with increasingly diversified businesses and sources of revenue and earnings.

“Core to our strategy has been our rapid growth in U.S. wealth management and we continued that momentum in the first quarter with three transactions that have added $39 billion to our U.S. assets (as of April 30, 2021). As CI has grown, it has become more balanced between regions and between asset management and wealth management.

“We have also made significant advances in modernizing our asset management business this year, launching innovative new products that included an industry-leading suite of cryptocurrency ETFs and funds, a private equity fund and a gold bullion ETF,” Mr. MacAlpine said. “Our success in ETFs, where we are among the top five companies in Canada by assets and a sales leader, has contributed to a strong improvement in our sales, as CI had its best quarter for net flows since the third quarter of 2017.”

Mr. MacAlpine also said, “We continue to take a dynamic approach to capital allocation and repurchased 6.6 million shares in the first quarter while at the same time reducing and reorganizing our debt through the early redemption of debentures due over the next two years in favor of longer-term notes.”

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Financial results

CI reported adjusted earnings per share1 for the first quarter of $0.73, an all-time high for CI. This compares to adjusted earnings per share of $0.71 for the fourth quarter and $0.56 for the first quarter of 2020. Basic earnings per share were $0.60 for the first quarter of 2021, an increase of 20% from $0.50 for the previous quarter and an increase of 9% from $0.55 for the first quarter of 2020. Adjusted earnings per share are earnings per share attributable to common shareholders excluding amortization of acquisition-related intangibles, the change in fair value of acquisition liabilities, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions, and net of other provisions and adjustments.

Adjusted revenue1 was $603.2 million in the first quarter of 2021, an increase of 9% from $554.1 million in the fourth quarter and an increase of 22% from $493.0 million in first quarter of 2020. The increases reflect higher asset levels and, when compared to the prior quarter, contributions from Doyle Wealth Management, LLC, RGT Wealth Advisors, LLC, The Roosevelt Investment Group, LLC and Stavis & Cohen Private Wealth, LLC, which were acquired effective December 31, 2020.

SG&A expenses for the first quarter were $133.4 million, up from $116.7 million in the fourth quarter and $115.0 million in the same quarter a year ago. The increases are due in part to the inclusion of newly acquired firms.

CI generated $155.6 million in free cash flow1 during the first quarter, an increase of 7% from $145.6 million in the previous quarter and an increase of 8% from $144.7 million in the same quarter a year ago.

As at March 31, 2021, total assets were a record $240.6 billion, up 4% from December 31, 2020 and up $85 billion or 55% year over year, reflecting organic growth and acquisitions in wealth management.

Assets under management at the end of the quarter were $138.5 billion, representing an increase of 3% from December 31, 2020 and 25% from March 31, 2020. Core assets under management, which consist of assets managed by CI’s Canadian and Australian subsidiaries, were $132.6 billion at March 31, 2021, an increase of 2% from the previous quarter-end and an increase of 19% year over year. U.S. assets under management were $5.9 billion at March 31, 2021, up 8% over the quarter.

Total average assets under management were $137.1 billion in the first quarter, up 4% from the fourth quarter and up 8% from the first quarter of 2020. Core average assets under management were $131.6 billion in the first quarter, compared to $126.2 billion for the previous quarter and $127.2 billion for the year-ago quarter.

Total wealth management assets as at March 31, 2021 were $102.1 billion, which also represents an all-time quarter-end high for CI. They increased by 6% from December 31, 2020 and by $57.5 billion or 129% from a year earlier.

Canadian wealth management assets were $71.1 billion at the end of the first quarter, representing increases of 6% from December 31, 2020 and 61% from March 31, 2020. The year-over-year increase is a result of net sales, market growth and the acquisition of Aligned Capital Partners Inc. in October 2020. This also includes the assets of CI Assante Wealth Management, CI Private Counsel LP, CI Direct Investing and Virtual Brokers.

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U.S. wealth management assets were $31.0 billion at March 31, 2021, compared to $29.2 billion at December 31, 2020 and $0.5 billion at March 31, 2020. The year-over-year change is due to CI’s acquisitions of U.S. registered investment advisor firms over the period.

In the first quarter, CI had its best quarterly net flows since the third quarter of 2017. Overall net redemptions were $0.9 billion, compared to net redemptions of $2.1 billion and $2.7 billion in the fourth and first quarters of 2020, respectively. CI’s Canadian retail business, excluding products closed to new investors, had $0.6 billion in net redemptions for the first quarter of 2021, an improvement of $0.7 billion over both the fourth quarter of 2020 and the first quarter of 2020. CI’s Canadian institutional business had net redemptions of $0.4 billion for the first quarter of 2021, an improvement of $0.5 billion over the fourth quarter of 2020 and an improvement of $0.4 billion from the same quarter a year ago. GSFM had net sales of $46 million in the first quarter of 2021, improving $0.5 billion from the same quarter a year ago, and CI’s U.S. RIA business had $0.3 billion in net sales. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

Capital allocation

In the first quarter of 2021, CI repurchased 6.6 million shares at a cost of $112.7 million, for an average cost of $17.17 per share, and paid $37.9 million in dividends at a rate of $0.18 a share.

The Board of Directors declared a quarterly dividend of $0.18 per share, payable on October 15, 2021 to shareholders of record on September 30, 2021. The annual dividend rate of $0.72 per share represented a yield of 3.6% on CI’s closing share price of $20.23 on May 12, 2021.

During the quarter, CI issued US$260 million in notes in a re-opening of its 3.200% notes due 2030, which were originally issued in December 2020, raising the aggregate principal amount of the notes to US$960 million. CI also completed the early redemption of $200 million of debentures maturing in November 2021 and $325 million of debentures due in July 2023. Additionally, CI repurchased $44 million principal amount of debentures maturing in July 2024. As a result, CI has reduced its debt level while extending the overall maturity of its debt and locking in favorable long-term rates. Long-term debt (including the current portion) declined by 10% during the quarter to $2.2 billion.

First quarter business highlights

•CI’s U.S. expansion accelerated in the first quarter of 2021 with agreements to acquire three RIAs with combined assets of $39.4 billion, more than doubling CI’s U.S. asset base to $74 billion.2 The acquisitions, which were completed on April 30, 2021, included:
◦Segall Bryant & Hamill, LLC of Chicago, which provides wealth management services and institutional investment management services to a broad array of clients from offices in Chicago, Denver, Philadelphia, St. Louis and Naples, FL.
◦Barrett Asset Management, LLC of New York, which delivers high-touch wealth management services to families, trusts and charitable organizations.
◦Brightworth, LLC of Atlanta, which provides comprehensive investment advisory and financial planning services to high-net-worth individuals, families, business owners, trusts, estates, charitable organizations, pension and profit-sharing plans from offices in Atlanta and Charlotte, NC.

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•In an important step in modernizing CI’s asset management business and enhancing its product lineup, CI Global Asset Management (“CI GAM”) launched the CI Galaxy Bitcoin ETF (TSX: BTCX) in March, with the competitive advantage of having the lowest management fee of any bitcoin ETF at 0.40%.
•Other enhancements to the product lineup included the launch of a private equity product with Adams Street Partners, CI Gold Bullion Fund (TSX: VALT), an ETF that invests in physical gold, and retail series of CI Munro Global Growth Equity Fund.

Following quarter-end:

•CI agreed to acquire Dowling & Yahnke, LLC, a San Diego-based registered investment advisor firm with US$5.1 billion in assets3. The firm was founded in 1991 and serves over 1,300 clients, primarily individuals, families, and non-proﬁt organizations.
•CI supported the acquisition by Congress Wealth Management, LLC (“CWM”) of Pinnacle Advisory Group, Inc. of Columbia, MD, an RIA with US$2.4 billion in assets3 and offices in Columbia and Miami. CI holds a strategic interest in CWM.
•CI acquired full ownership of Lawrence Park Asset Management (“Lawrence Park”), a Toronto-based alternative fixed-income investment firm. CI previously held a minority interest in Lawrence Park, which manages approximately $600 million of assets in credit-focused strategies.
•CI continued to build out an industry-leading suite of cryptocurrency solutions with the launch of CI Galaxy Ethereum ETF, the world’s first ETF to invest directly in Ether, as well as CI Bitcoin Fund, North America’s first bitcoin mutual fund, and CI Ethereum Fund, the world’s first Ethereum mutual fund. The launches made CI GAM the only company in the world to offer convenient, low-cost and secure exposure to the two largest cryptocurrencies through both ETFs and mutual funds.
•CI GAM and The Empire Life Insurance Company launched the CI Empire Life Concentric GIF family of segregated funds, which combine the diversification, risk management, and growth potential of actively managed mutual funds with the security of insurance benefit guarantees.

Analysts’ conference call

CI will hold a conference call with analysts today at 9:00 a.m. Eastern Time, led by Chief Executive Officer Kurt MacAlpine and Chief Financial Officer Douglas Jamieson. The call and a slide presentation will be accessible through a webcast or by visiting the Investor Relations page on www.cifinancial.com. Alternatively, investors may listen to the discussion by dialing 1-800-437-2398 or 647-792-1240 (Passcode: 2096170). A replay of the call will be available for one year following the presentation (Passcode: 2096170). The webcast will be archived in the Financials section of www.cifinancial.com.

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Financial highlights

	As at and for the quarters ended			Change (%)
[millions of dollars, except share amounts]	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2020	QoQ	YoY
Core assets under management (Canada and Australia)	132,626	129,591	111,065	2	19
U.S. assets under management	5,916	5,461	-	8	n/a
Total assets under management	138,541	135,052	111,065	3	25
Canadian wealth management	71,066	67,257	44,150	6	61
U.S. wealth management	31,013	29,230	461	6	6,627
Total wealth management assets	102,078	96,487	44,611	6	129
Total assets	240,620	231,539	155,675	4	55
Core average assets under management	131,569	126,233	127,163	4	3
Total average assets under management	137,142	131,246	127,163	4	8
Total net flows	(883)	(2,140)	(2,721)

Net income attributable to shareholders	124.2	105.0	120.2	18	3
Adjusted net income[1]	151.6	148.7	124.0	2	22
Basic earnings per share	0.60	0.50	0.55	20	9
Diluted earnings per share	0.59	0.50	0.54	18	9
Adjusted earnings per share[1]	0.73	0.71	0.56	3	30

Free cash flow[1]	155.6	145.6	144.7	7	8
Share repurchases	112.7	29.8	103.9	278	8
Dividends paid per share	0.18	0.18	0.18	-	-
Dividend yield	4.0%	4.6%	5.2%

Average shares outstanding	207,476,125	209,347,760	219,550,908	(1)	(5)

Long term debt (including current portion)	2,201	2,456	1,745	(10)	26
Net debt[1]	1,856	1,872	1,464	(1)	27
Net debt to adjusted EBITDA[1]	1.94	2.08	1.92	(7)	1

1. Free cash flow, net debt, adjusted net income, adjusted earnings per share, adjusted revenue and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. Descriptions of these measures, as well as others, and reconciliations to the nearest IFRS measures, where necessary, are included in Management’s Discussion and Analysis available at www.cifinancial.com.
2. As at April 30, 2021.
3. As at March 31, 2021.

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About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at  www.cifinancial.com.

Commissions, trailing commissions, management fees and expenses all may be associated with an investment in mutual funds and exchange-traded funds (ETFs). Please read the prospectus before investing. Important information about mutual funds and ETFs is contained in their respective prospectus. Mutual funds and ETFs are not guaranteed; their values change frequently, and past performance may not be repeated. You will usually pay brokerage fees to your dealer if you purchase or sell units of an ETF on recognized Canadian exchanges. If the units are purchased or sold on these Canadian exchanges, investors may pay more than the current net asset value when buying units of the ETF and may receive less than the current net asset value when selling them.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Dowling & Yahnke, LLC will be completed and its asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

This communication is provided as a general source of information and should not be considered personal, legal, accounting, tax or investment advice, or construed as an endorsement or recommendation of any entity or

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security discussed. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies.
This announcement is not an offer of securities for sale into the United States. None of the investment fund securities described herein have been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities nor will there be any sale of such securities in any state in which such offer, solicitation or sale would be unlawful.

Contacts:
Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com